EXHIBIT 21.1

SUBSIDIARIES OF
TITAN MACHINERY INC.

Name	Ownership	Jurisdiction of Incorporation/ Organization
NW Property Solutions LLC	100%	North Dakota
Titan European Holdings S.a.r.l.	100%	Luxembourg
Titan Machinery Ukraine LLC	100%	Ukraine
Titan Machinery Austria GmbH	100%	Austria
Titan Machinery Romania S.R.L.	100%	Romania
Titan Machinery Bulgaria AD	100%	Bulgaria
Titan Machinery Deutschland GmbH	100%	Germany
Titan Machinery Holdings Australia Pty Ltd	100%	Australia
J.J. O'Connor & Sons Pty. Ltd.	100%	Australia
Northern Meridian LLC	100%	North Dakota
Heartland Agriculture LLC	100%	Iowa
Heartland Solutions LLC	100%	Nebraska